UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)
(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
CNA SURETY CORPORATION

Name of Subject Company (issuer)
SURETY ACQUISITION CORPORATION
a wholly-owned subsidiary of
CONTINENTAL CASUALTY COMPANY
a wholly-owned subsidiary of
THE CONTINENTAL CORPORATION
a wholly owned subsidiary of
CNA FINANCIAL CORPORATION
a majority-owned subsidiary of
LOEWS CORPORATION
CNA SURETY CORPORATION (issuer)

(Names of Filing Persons (other person(s))
Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
12612L1008

(CUSIP Number of Class of Securities)
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
(312) 822-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With copies to:

Gary Horowitz	Rosemary Quinn	Mark D. Gerstein
Simpson Thacher & Bartlett LLP	CNA Surety Corporation	Timothy P. FitzSimons
425 Lexington Avenue	333 S. Wabash Avenue, 41st Floor	Latham & Watkins LLP
New York, New York 10017-3954	Chicago, Illinois 60604	233 South Wacker Drive, Suite 5800
(212) 455-2000	(312) 822-5000	Chicago, Illinois 60606
(312) 876-7700
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$466,255, 011	$54,132.21

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation, other than Shares owned by CNA Financial Corporation (“CNA Financial”) and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash. As of May 6, 2011, there were 44,986,541 Shares outstanding, of which 27,425,147 Shares are owned by subsidiaries of CNA Financial. As a result, this calculation assumes the purchase of 17,561,394 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0—11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $54,132.21	Filing Party: CNA Financial Corporation
Form or Registration No.: Schedule TO	Date Filed: May 11, 2011
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
     This Amendment No. 1 to Schedule 13E-3 Transaction Statement amends and supplements the Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as so amended and supplemented, the “Schedule 13E-3” or the “Transaction Statement”) filed on May 11, 2011 by (1) CNA Financial Corporation, a Delaware corporation (“CNA Financial”), (2) The Continental Corporation, a New York corporation and a direct wholly-owned subsidiary of CNA Financial (“TCC”), (3) Continental Casualty Corporation, an Illinois insurance company and a direct wholly-owned subsidiary of TCC (“CCC”), (4) Surety Acquisition Corporation (“Purchaser” ), a Delaware corporation and a direct wholly-owned subsidiary of CCC, (5) Loews Corporation, a Delaware corporation and the owner of approximately 90% of the outstanding shares of common stock of CNA Financial (“Loews”) and (6) CNA Surety Corporation, a Delaware corporation (“CNA Surety”) (collectively, the “Filing Persons”). This Transaction Statement relates to the tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety, other than Shares owned by CNA Financial and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).
     Under the rules governing “going private” transactions, CNA Financial, Purchaser, TCC, CCC, Loews and CNA Surety are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(i) of the Schedule TO dated May 11, 2011 and their views as to the fairness of the transactions to CNA Surety’s unaffiliated stockholders. The Filing Persons make the statements in this Transaction Statement, solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.
     The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by CNA Surety with the Securities and Exchange Commission (“SEC”) on May 11, 2011, as amended and supplemented by Amendments No. 1 through 4 (as so amended and supplemented, the “Schedule 14D-9”), copies of which are attached hereto as Exhibits (a)(1)(viii) to (a)(1)(xii), respectively, and the information contained in the Tender Offer Statement filed on Schedule TO with the SEC on May 11, 2011, as amended and supplemented by Amendments No. 1 through 3 (as so amended and supplemented, the “Schedule TO”), copies of which are attached hereto as Exhibits (a)(1)(xiii) to (a)(1)(xvi), respectively, is incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Schedule TO. All information contained or incorporated by reference in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.
Item 16. Exhibits
     Item 16 of the Schedule 13E-3 is hereby amended and restated in its entirety to read as follows:
ITEM 16. EXHIBITS.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated May 11, 2011 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed on May 11, 2011).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed on May 11, 2011).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed on May 11, 2011).

Exhibit No.	Description

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed on May 11, 2011).

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed on May 11, 2011).

(a)(1)(vi)	Summary Advertisement published in The New York Times on May 11, 2011 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on May 11, 2011).

(a)(1)(vii)	Letter from the Special Committee to CNA Surety’s stockholders, dated May 11, 2011 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule 14D-9 on May 11, 2011).

(a)(1)(viii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated May 11, 2011 (incorporated by reference to the Schedule 14D-9 filed on May 11, 2011).

(a)(1)(ix)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated May 16, 2011 (incorporated by reference to the Schedule 14D-9 (Amendment No. 1) filed on May 16, 2011).

(a)(1)(x)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated May 17, 2011 (incorporated by reference to the Schedule 14D-9 (Amendment No. 2) filed on May 17, 2011).

(a)(1)(xi)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated May 27, 2011 (incorporated by reference to the Schedule 14D-9 (Amendment No. 3) filed on May 27, 2011).

(a)(1)(xii)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated June 3, 2011 (incorporated by reference to the Schedule 14D-9 (Amendment No. 4) filed on June 3, 2011).

(a)(1)(xiii)	Tender Offer Statement on Schedule TO, dated May 11, 2011 (incorporated by reference to the Schedule TO filed on May 11, 2011).

(a)(1)(xiv)	Tender Offer Statement (Amendment No. 1) on Schedule TO, dated May 17, 2011 (incorporated by reference to the Schedule TO (Amendment No. 1) filed on May 17, 2011).

(a)(1)(xv)	Tender Offer Statement (Amendment No. 2) on Schedule TO, dated May 27, 2011 (incorporated by reference to the Schedule TO (Amendment No. 2) filed on May 27, 2011).

(a)(1)(xvi)	Tender Offer Statement (Amendment No. 3) on Schedule TO, dated June 3, 2011 (incorporated by reference to the Schedule TO (Amendment No. 3) filed on June 3, 2011).

(a)(5)(i)	Joint Press Release, issued by CNA Financial and CNA Surety, dated May 11, 2011 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed on May 11, 2011).

(a)(5)(ii)	Joint Press Release, issued by CNA Financial and CNA Surety, dated April 21, 2011 (incorporated by reference to Exhibit 99.1 to CNA Surety’s Current Report on Form 8-K filed by CNA Surety on April 21, 2011).

(a)(5)(iii)	Information Statement Pursuant to Section 14(f) of the Exchange Act on Rule 14f-1 thereunder (incorporated by reference to Annex I to the Schedule 14D-9 filed on May 11, 2011).

(b)	None.

Exhibit No.	Description

(c)(1)*	Presentation of J.P. Morgan to the CNA Financial board of directors, dated October 27, 2010.

(c)(2)*	Presentation of J.P. Morgan to the CNA Financial board of directors, dated October 28, 2010.

(c)(3)*	Presentation of J.P. Morgan to management of CNA Financial, inadvertently dated March 10, 2010 rather than March 10, 2011, which was the date on which the presentation was discussed.

(c)(4)*	Presentation of J.P. Morgan to management of Loews and CNA Financial, dated March 17, 2011.

(c)(5)*	Presentation of J.P. Morgan to Goldman, Sachs & Co., dated March 18, 2011.

(c)(6)*	Presentation of J.P. Morgan to the CNA Financial board of directors, dated April 20, 2011.

(c)(7)*	Presentation by Goldman, Sachs & Co. to the Special Committee, dated December 20, 2010.

(c)(8)*	Presentation by Goldman, Sachs & Co. to the Special Committee, dated January 24, 2011.

(c)(9)*	Follow-Up Discussion Materials presented by Goldman, Sachs & Co. to the Special Committee, dated March 21, 2011.

(c)(10)*	Presentation by Goldman, Sachs & Co. to the Special Committee, dated April 20, 2011.

(c)(11)	Opinion of Goldman, Sachs & Co. to the Special Committee, dated April 20, 2011 (incorporated by reference to Annex II to the Schedule 14D-9 on May 11, 2011).

(c)(12)*	Estimate of Unpaid Loss and Loss Adjustment Expenses as of December 31, 2010, prepared by Milliman, Inc., dated January 21, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of April 20, 2011, by and among CNA Financial, CNA Surety and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CNA Surety on April 21, 2011).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule C of the Schedule TO filed on May 11, 2011).

(g)	None.

*	Previously filed with the Transaction Statement on Schedule 13E-3 filed on May 11, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 3, 2011

CNA FINANCIAL CORPORATION

	By:	/s/ Jonathan D. Kantor

		Name:	Jonathan D. Kantor
		Title:	Executive Vice President, General Counsel and Secretary

SURETY ACQUISITION CORPORATION

	By:	/s/ Jonathan D. Kantor

		Name:	Jonathan D. Kantor
		Title:	Executive Vice President, General Counsel and Secretary

CONTINENTAL CASUALTY COMPANY

	By:	/s/ Jonathan D. Kantor

		Name:	Jonathan D. Kantor
		Title:	Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION

	By:	/s/ Jonathan D. Kantor

		Name:	Jonathan D. Kantor
		Title:	Executive Vice President, General Counsel and Secretary

LOEWS CORPORATION

By:	/s/ Gary W. Garson

	Name:	Gary W. Garson
	Title:	Senior Vice President, General Counsel and Secretary

CNA SURETY CORPORATION

By:	/s/ John F. Welch

	Name:	John F. Welch
	Title:	President and Chief Executive Officer